January 27, 2026

Abizer Gaslightwala
Chief Executive Officer
Akari Therapeutics, Plc
401 East Jackson St, Suite 3300
Tampa, FL 33602

       Re: Akari Therapeutics, Plc
           Registration Statement on Form S-1
           Filed January 23, 2026
           File No. 333-292930
Dear Abizer Gaslightwala:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Win Rutherfurd, Esq.